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                             August 4, 2020

       Glenn H. Sherman
       President and Chief Executive Officer
       Moving iMage Technologies Inc.
       17760 Newhope Street,
       Fountain Valley, California 92075

                                                        Re: Moving iMage
Technologies Inc.
                                                            Amendment No. 5 to
                                                            Registration
Statement on Form S-1
                                                            Filed July 10, 2019
                                                            File No. 333-234159

       Dear Dr. Sherman:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 20, 2019 letter.

       Amendment No. 5 to Form S-1

       Summary, page 1

   1. Provide more detailed disclosure on the Conversion, including, but not limited to, a discussion of the
purpose of the Conversion and its significance. Discuss any material effects on shareholders
and consider providing a chart of the structure of the company and its subsidiaries before
and after the Conversion.
       Unaudited Pro Forma Financial Information, page 36

   2. We note that your pro forma balance sheet at March 31, 2020 includes a column for
                                                        MITQ Holding
Consolidated. Please explain to us what this column represents and why it
 Glenn H. Sherman
Moving iMage Technologies Inc.
August 4, 2020
Page 2
      is included in the pro forma financial information. Revise your disclosures as necessary.
Exhibits

3. Please revise your legal opinion to reflect the additional shares you are offering and to include any additional relevant updated information.
General

4. We note that "Moving iMage Technologies, Inc.", the name you have listed on your cover page of your registration statement, does not appear in an entity search on the Delaware
      Secretary of State Division of Corporations webpage. Please confirm that you are currently incorporated in the State of Delaware. Revise your disclosure throughout your registration statement, as necessary.
       You may contact Eric Atallah at (202) 551-3663 or Kevin Kuhar at (202) 551-3662 if
you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay at (202) 551-7237 or Suzanne Hayes at (202) 551-3675 with any other questions.



                                                            Sincerely,
FirstName LastNameGlenn H. Sherman
                                                            Division of
Corporation Finance
Comapany NameMoving iMage Technologies Inc.
                                                            Office of Life
Sciences
August 4, 2020 Page 2
cc:       Thomas Poletti, Esq.
FirstName LastName